ArcelorMittal signs investment project for a greenfield production unit in Russia

Luxembourg/Tver, 18 December 2007 – ArcelorMittal, the world’s largest steel company, today announced that it has signed an agreement with the administration of the Tver region in Russia that will lead to the creation of a greenfield long carbon steel production unit.

The agreement was signed today with the governor of the Tver oblast (administrative region), Dmitry Zelenin. Tver is located 180 km north of Moscow, on the road to Saint-Petersburg.

The objective of the agreement is to make available to ArcelorMittal the land required to build a steel complex consisting of an electric arc furnace (EAF), with a capacity of one million ton of steel, and of two bar mills. This steel complex will be built in 2 phases.

In the first phase, a bar mill with a capacity of 600,000 tons of rebars and merchant bars will be built. Work on the site will start during Q2 2008 and commissioning of the mill is scheduled for the beginning of 2010. The plant will generate 200 direct and 400 indirect jobs. This first phase represents an investment of around US$100 million.

The feasibility study on the second phase of the project will begin shortly.

Malay Mukherjee, member of ArcelorMittal’s Group Management Board, commented: “I am very excited about this project, as this will become our first steel production unit in Russia. The mill in Tver will give us exposure to a construction sector which is expected to grow at a yearly rate above 10%. In addition to deploying its recognised expertise in management, production and marketing, ArcelorMittal will also implement in Tver world-class practices in areas such as health and safety, environment and training.”

Dmitry Zelenin, the governor of the Tver oblast, said: “Tver is a very dynamic region which experiences strong economic growth. We are very happy to be able to partner with a world-class company such as ArcelorMittal to further develop its potential”.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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